[redacted]

ASX/Media Release

Santos

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Matthew Doman
+61 8 8116 5260 / +61 (0) 421 888 858
matthew.doman@santos.com

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Andrew Nairn
+61 8 8116 5314 / +61 (0) 437 166 497
andrew.nairn@santos.com

29 May 2008

Santos and PETRONAS sign historic partnership for Gladstone LNG

PETRONAS to acquire a 40% interest in project for US$2.508 billion

Following a worldwide tender process, Santos has selected PETRONAS, one of the world's largest LNG producers, to be its 40% partner in the development, operation and marketing of the company's proposed Gladstone LNG (GLNG™) project. PETRONAS will make an initial cash investment of US$2.008 billion, plus a further payment of US$500 million upon reaching a Final Investment Decision for a second LNG train.

The GLNG™ agreement with PETRONAS establishes a new benchmark for the value of eastern Australian gas resources and represents a major step towards realisation of Santos' Coal Seam Gas (CSG) to LNG strategy. The transaction sells a third of Santos' CSG proven plus probable (2P) reserves and less than 11% of Santos' total 2P oil and gas reserves.

On an equity basis, PETRONAS is the largest LNG producer in Asia and is the third largest in the world. The company operates the PETRONAS LNG Complex in Bintulu, Sarawak, which is the world's largest integrated LNG facility with a total capacity of approximately 23 mtpa from 8 LNG trains. PETRONAS is also a partner in the ELNG Project in Egypt and in the Dragon LNG Project in Wales. It is the world's largest single owner-operator of LNG ships and has long standing relationships with an extensive base of high volume LNG customers in Asia.

The agreement fully aligns the interests of both companies across all strategic elements of the value chain from resources to plant development and operation, and LNG marketing. CSG resources will be drawn from Santos' Greater Fairview and Roma fields with Santos remaining the upstream operator.

Santos and PETRONAS will form a 60/40 joint venture company to:

- Develop and operate the 450 km gas pipeline to Gladstone;
- Develop and operate the LNG liquefaction plant on Curtis Island at Gladstone with initial capacity of 3mtpa. Technical expertise will be provided by PETRONAS; and
- Undertake all marketing activity, accessing PETRONAS' well-established customer base in the three largest Asian LNG markets of Japan, Korea and Taiwan.

Underlying assets will be held directly in a traditional unincorporated joint venture.

dlw 6/2

Santos' Chairman, Stephen Gerlach, said "PETRONAS is the ideal partner to help develop Santos' CSG to LNG strategy and their investment significantly advances the project. Today marks an important step towards realisation of Santos' vision to be the leading Australian energy company in Asia.

"Together we will maximise the future value of the integrated GLNG™ development in the context of a long term, fully aligned partnership.

PETRONAS President & CEO Tan Sri Mohd Hassan Marican welcomed the new partnership with Santos.

"While PETRONAS is already a major LNG player, the GLNG™ partnership with Santos is strategically very important to us as it provides an excellent growth opportunity to our LNG business. We look forward to a mutually beneficial partnership," Tan Sri Mohd Hassan said.

PETRONAS has over the last 25 years earned a reputation as a stable and reliable LNG supplier. It has to date delivered more than 5,500 LNG cargoes from the Bintulu Complex to its customers safely and on schedule.

Santos' Acting CEO, David Knox, said today's announcement followed an extensive selection process undertaken over the last four months.

"We are very pleased to be entering a long term, fully aligned venture with PETRONAS to develop GLNG™. Both parties are fully committed to the rapid development of GLNG™ and our partnership also provides clear scope for broader regional cooperation."

Proceeds from the transaction will be used to fund the Company's significant pipeline of growth projects combined with general corporate purposes consistent with Santos' policy to maintain an investment grade credit rating.

Since announcing Santos' intention to develop an LNG project at Gladstone in July 2007, rapid progress has been made. The project has achieved a number of important milestones during 2008, including the commencement of dual pre-FEED studies conducted by Foster Wheeler and Bechtel, and the lodgement of environmental applications.

The project is on track to enter FEED in late 2008 and reach FID by the end of 2009/early 2010 with first LNG expected in 2014.

Completion of the transaction is conditional upon Foreign Investment Review Board and other usual regulatory approvals. Payment will occur as soon as these approvals are obtained.

[1] "CSG reserves and resources" means 3P CSG reserves and high side contingent resource estimate

Santos Limited ABN 80 007 550 923
GPO Box 2455, Adelaide SA 5001
Telephone: +61 8 8116 5000 Facsimile: +61 8 8116 5131
www.santos.com

Deal at a glance

Partner	• A wholly owned subsidiary of Petroliam Nasional Berhad (PETRONAS), which is owned by the Malaysian Government • Top 3 global net LNG producer • US$50 billion in annual revenue
Participation	• PETRONAS 40% interest in Integrated Project, including upstream, pipeline and downstream • Santos retains 60% interest
Initial Payment	• US$2,008 million • 5% deposit, balance on Completion Date
Contingent Payment	• US$500 million • Payable upon Final Investment Decision (FID) for GLNG Train 2 of 3 mtpa capacity using JV gas
Effective Date	• 1 July 2008
Completion Date	• Financial close expected within 3 months • Actual timing subject to FIRB and other customary regulatory approvals
Reserves and Resources Sold	• 538PJ - Proven + Probable (2P) Reserves • 1,600PJ - Proven + Probable + Possible (3P) Reserves • 2,969PJ - Contingent Resource (3C)
Transaction Metrics	• A$4.91/GJ for 2P reserves (1) • A$1.65/GJ for 3P reserves (1)
Operating Company Structure	• Santos to continue as upstream operator • Joint operating company will operate pipeline, LNG plant and undertake marketing • Santos representative will be CEO of joint operating company • PETRONAS representative will be head of marketing
Asset Ownership	• All assets held in traditional unincorporated joint venture structure by Santos and PETRONAS

Note 1: Based on total transaction value of US$2,508 million and A$/US$ exchange rate of 0.95

Map of acreage included in sale


Emerald
Gladstone
Proposed Pipeline
Greater Fairview
Taroom
GLNG JV Acreage
Other Santos Acreage
Injune
Scotia
Wandoan
Roma
Roma
Wallumbilla
To Brisbane

Santos Limited ABN 80 007 550 923
GPO Box 2455, Adelaide SA 5001
Telephone: +61 8 8116 5000 Facsimile: +61 8 8116 5131
www.santos.com

About Santos

Santos is a major Australian oil and gas exploration and production company with interests and operations in every major Australian petroleum province and in Indonesia, Papua New Guinea, Vietnam, India, Bangladesh, Kyrgyzstan and Egypt. Santos is Australia's largest domestic gas producer, supplying sales gas to all mainland Australian states and territories, ethane to Sydney, and oil and liquids to domestic and international customers. Through its interest in the Darwin LNG project, Santos is a producer of liquefied natural gas which is exported to customers in Japan. Santos is developing a major LNG plant at Gladstone in Queensland and is a partner in the PNG LNG project. The Cooper Basin, which Santos and its joint venture partners have developed, is Australia's largest onshore resources project. Santos has more than 1,750 employees and produced 59.1 million barrels of oil equivalent in 2007. Santos has the largest Australian exploration portfolio by area of any company - 192,000 square kilometres - and is pursuing new venture opportunities with a focus on Asia.

About PETRONAS

PETRONAS is the acronym for Petroliam Nasional Berhad, a leading oil and gas multinational which was incorporated on 17 August 1974. Over the years, PETRONAS has grown to become a fully-integrated oil and gas corporation and is ranked among FORTUNE Global 500's largest corporations in the world. PETRONAS has four subsidiaries listed on the Bursa Malaysia (Kuala Lumpur Stock Exchange) and has projects and operations globally in more than 30 countries worldwide. Since its inception, PETRONAS has grown to encompass the full spectrum of oil and gas operations in the areas of upstream oil and gas exploration and production to downstream oil refining; marketing and distribution of petroleum products; trading; gas processing and liquefaction; gas transmission pipeline network operations; marketing of LNG; petrochemical manufacturing and marketing; shipping; and property investment. In Australia, PETRONAS has a 16.7% interest in pipeline operator APA Group, and a 25% shareholding in the Evans Shoal gas field, 300km northwest of Darwin, in which Santos is the operator with a 40% interest. PETRONAS is rated A1 by Moody's and A- by Standard & Poor's.

Ends

Santos stock symbols: STO (Australian Securities Exchange), STOSY (NASDAQ ADR), Ref #82-34 (Securities Exchange Commission)

Santos Limited ABN 80 007 550 923
GPO Box 2455, Adelaide SA 5001
Telephone: +61 8 8116 5000 Facsimile: +61 8 8116 5131
www.santos.com

Santos and PETRONAS sign historic partnership for Gladstone LNG

Santos

PETRONAS to acquire a 40% interest in GLNG™ for up to US$2.508 billion.

29 May 2008

Disclaimer & Important Notice

This presentation contains forward looking statements that are subject to risk factors associated with the oil and gas industry. It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a range of variables which could cause actual results or trends to differ materially, including but not limited to: price fluctuations, actual demand, currency fluctuations, geotechnical factors, drilling and production results, gas commercialisation, development progress, operating results, engineering estimates, reserve estimates, loss of market, industry competition, environmental risks, physical risks, legislative, fiscal and regulatory developments, economic and financial markets conditions in various countries, approvals and cost estimates.

All references to dollars, cents or $ in this document are to Australian currency, unless otherwise stated.

Santos

Agenda

Santos' CSG Position

The Transaction

The Partner

The Project

Summary

Santos

Santos: A Leader in Coal Seam Gas

Denison
- 0.8 million acres (net)
- Exploration stage
- Same coals as Fairview

Greater Fairview
- 0.8 million acres (net)
- 72 TJ/d production
- Wells up to 10 TJ/d

Greater Roma
- 1.4 million acres (net)
- High quality resource
- Active pilot program



100 km
Bowen Basin
Gladstone
Queensland
Surat Basin
Brisbane
New South Wales
Gunnedah Basin
Newcastle
Santos has captured 50-70 Tcf of potential resource
Greater Scotia
• 0.5 million acres (net)
• 27 TJ/d production
• Production since 2002
Gunnedah
• 4.8 million acres (gross)
• 20 core holes in 18 months
• Leverage to NSW markets or potential longer term LNG

Legend
- Santos Acreage
- Oil Pipeline
- Gas Pipeline



Agenda

Santos' CSG Position

The Transaction

The Partner

The Project

Summary

Santos

The Transaction Announced

Partner	PETRONAS a global top 3 LNG producer with more than US$50 billion in annual revenue
Amount	US$2.508 billion consisting of US$2.008 billion plus US$500 million upon FID of GLNG™ Train 2 using JV gas
Participation	40% interest in Integrated Project
Alignment	Santos and PETRONAS fully aligned across the value chain: upstream resource, development, operation and LNG marketing
Operator	Santos to continue as upstream operator Joint operating company will develop and operate the pipeline and LNG plant and undertake marketing
Assets	Structure ensures assets and revenues held directly by Santos and PETRONAS
Completion	Expected to close within 3 months

Santos

Creating Significant Value for Santos

- ✓ Validates GLNG Project Leading CSG to LNG project
- ✓ Re-rates existing CSG resource
- ✓ Enhances GLNG project delivery via PETRONAS strength of technical expertise and market position
- ✓ Simple deal structure – 60/40 alignment across the integrated project
- ✓ Enhances LNG marketing strategy – PETRONAS has delivered 5,500 on-time cargoes
- ✓ New valuation benchmark for gas in Eastern Australia

Santos

Transaction Underpins Santos' CSG Value

Santos' Coal Seam Gas Reserves and Resources

PJ	2P	3P	Contingent resource[1]
YE 2007 total CSG reserves	1,573	4,511	10,492
Sold to Petronas	538	1,600	2,969
Remaining CSG reserves	**1,035**	**2,911**	**7,523**

Transaction value US$2.508 billion

Santos retains approximately 70% of its CSG reserves and resources

Santos retains approximately 89% of its total 2P oil and gas reserves

[1] Contingent resource is defined as the high side (3C) contingent resource estimate

Santos

Agenda

Santos' CSG Position

The Transaction

The Partner

The Project

Summary

Santos

PETRONAS – Partner Highlights

Flagship Asian Oil Company	• Strategically important to Malaysia and the Asia Pacific region • Wholly owned and supported by the Malaysian government
Global Exposure	• Fortune Global 500 corporation • Presence in over 30 countries • Partnerships with global industry leaders: Shell, BG, others
World Scale Fully Integrated Operations	• Dominant player across the full spectrum of oil and gas activities • Achieves economies of scale and cost advantages • Strong and growing reserves base amounting to ~ 26.5 billion boe
LNG Expert	• Top 3 LNG producer • Operates PETRONAS LNG complex in Bintulu, Malaysia, the world's largest integrated LNG facility • Partner in ELNG Project in Egypt and Dragon LNG Project in the UK
Regional Marketing Expert	• Marketing cargoes from Malaysia LNG for last 25 years • Deep relationships and track record with Asian buyers

Santos

PETRONAS: A Leader in LNG

Number 3 globally in LNG and number 1 in Asia

- PETRONAS operates the PETRONAS LNG complex, the world's largest single integrated LNG facility with a total capacity of 23mtpa from 8 LNG trains.
- PETRONAS is also a partner in the ELNG Project in Egypt with a capacity of 7.2mtpa from 2 LNG trains.
- PETRONAS has delivered over 5,500 cargoes from the PETRONAS LNG complex in Malaysia.
- PETRONAS is the world's largest owner-operator of LNG ships.



Global Net Equity Production
Million tonnes of LNG per annum
0
5
10
15
20
25
Qatar Petroleum
Sonatrach
PETRONAS
Shell
PERTAMINA
BP
NigeriaNPC
ExxonMobil
BG
TOTAL
Oman Govt
Mitsubishi Corp
Eni
ADNOC
Brunei Gov't
Repsol-YPF
JILCO
Mitsui
ConocoPhillips
Marathon
Chevron
Woodside

Source: PETRONAS

Santos

11.

PETRONAS Enhances Santos' Asian Vision

Santos' vision is to be the leading Australian energy company in Asia...

- Choice of leading Asian company for flagship project is tangible demonstration of vision.
- Santos is positively positioning itself to work with Asian NOC's.

PETRONAS is...

- The national oil company of Malaysia.
- Employer of 33,000 staff worldwide.
- Operator in more than 30 countries. Experienced in working with numerous countries and companies, notably Shell and BG in LNG, and numerous IOCs of comparable size to Santos across the globe.

Santos

12.

Agenda

Santos' CSG Position

The Transaction

The Partner

The Project

Summary

Santos

GLNG™ Project Summary

- GLNG™ exposes Santos' large scale gas resources to international markets:
  - Access LNG pricing
  - Access LNG market volumes
  - Access higher rates
- CSG resources:
  - Large position
  - High quality resource
  - Low development cost


Bridge
GLNG Site
Coal Export
Gladstone

Santos

Project Progress Summary

✓	Freehold land acquired for liquefaction facilities
✓	Significant project status awarded
✓	Environmental applications lodged
✓	Pre-FEED by Foster Wheeler and Bechtel
✓	PETRONAS selected as partner
2008	FEED
2009/10	FID
2014	First Gas

Santos

Agenda

Santos' CSG Position

The Transaction

The Partner

The Project

Summary

Santos

Santos: Leading the Way in CSG to LNG

- PETRONAS selected as partner, acquires 40% interest in GLNG™ for up to US$2.508 billion
- Sets new valuation benchmark for gas in Eastern Australia
- PETRONAS is the leading Asian LNG company
- Gladstone LNG is the leading LNG project in Queensland

Santos

GENTING BERHAD
(Incorporated in Malaysia under Company No. 7916-A)

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur. P.O. Box 10937, 50930 Kuala Lumpur, Malaysia.
Tel: 03-2178 2288, 2333 2288 Fax: 03-2161 5304 Telex: MA 30022.

29 May 2008

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

BY FAX # 001-202-772-9207

Dear Sirs,

GENTING BERHAD
EXEMPTION NO. 82-4962

We enclose a copy of the Quarterly Report comprising the condensed Income Statement, Balance Sheet, Statement of Changes in Equity, Cash Flow Statement and Explanatory Notes for the first quarter ended 31 March 2008 together with the Press Release in connection therewith for filing pursuant to exemption no. 82-4962 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934.

Yours faithfully
GENTING BERHAD

LOH BEE HONG
Company Secretary

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